                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                    FOR THE PLAN YEAR ENDED DECEMBER 31, 1999


                        NATURE'S SUNSHINE PRODUCTS, INC.
                          TAX DEFERRED RETIREMENT PLAN
                            (Full Title of the Plan)

                           COMMISSION FILE NO. 0-8707

                        NATURE'S SUNSHINE PRODUCTS, INC.
          (Name of Issuer of the Securities Held Pursuant to the Plan)
                               75 EAST 1700 SOUTH
                                 P.O. BOX 19005
                              PROVO, UT 84605-9005
                     (Address of Principal Executive Office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                         Nature's Sunshine Products Tax Deferred Retirement Plan


Date: July 10, 2000      By: /s/ Douglas Faggioli, Chief Operating Officer
      -------------         ----------------------------------------------

                                     CONSENT



We consent to the incorporation by reference in this annual report on Form 11-K for the year ended December 31, 1999, of our report dated June 9, 2000, appearing in the Registration Statement on Form S-8 (file No. 0-8707) of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan filed with the Securities and Exchange Commission pursuant to the Securities Act of 1993 which became effective May 22, 1995.



GRANT THORNTON LLP

Provo, Utah
July 3, 2000

                        NATURE'S SUNSHINE PRODUCTS, INC.
                          TAX DEFERRED RETIREMENT PLAN

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                           DECEMBER 31, 1999 AND 1998

                                 C O N T E N T S

                                                            Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS           1

FINANCIAL STATEMENTS
    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS          3
    STATEMENT OF CHANGES IN NET ASSETS
        AVAILABLE FOR BENEFITS                               4
    NOTES TO FINANCIAL STATEMENTS                            5

SUPPLEMENTAL INFORMATION
    SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES         11


                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS


Plan Administrator and Trustee
Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan


We have audited the accompanying statements of net assets available for benefits of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan), as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


GRANT THORNTON LLP


Provo, Utah
June 9, 2000

                              FINANCIAL STATEMENTS

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                  December 31,

                                             1999                 1998
                                          -----------         -----------
Assets
    Cash                                  $     5,214         $    12,265
    Investments, at fair value             19,467,624          20,309,216
    Contributions receivable
       Participants                            28,443              27,374
       Employer                                22,346              20,319
                                          -----------         -----------
           Total assets                    19,523,627          20,369,174
Liabilities - payables                         20,965              10,366
                                          -----------         -----------
Net assets available for benefits         $19,502,662         $20,358,808
                                          ===========         ===========


        The accompanying notes are an integral part of these statements.

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS

                          Year ended December 31, 1999

Additions to net assets attributed to
    Interest income                                       $      5,156
    Dividend income                                          1,087,636
    Contributions
       Participants salary deferrals                           839,823
       Employer                                                634,311
                                                          ------------
           Total additions                                   2,566,926
                                                          ------------
Deductions from net assets
   attributed to
    Benefits paid to participants                              513,272
    Net depreciation in fair value of investments            2,909,800
                                                          ------------
           Total deductions                                  3,423,072
                                                          ------------
           Net deductions                                     (856,146)

Net assets available for benefits
   at beginning of year                                     20,358,808
                                                          ------------
Net assets available for benefits
   at end of year                                         $ 19,502,662
                                                          ============


         The accompanying notes are an integral part of this statement.

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998


NOTE A - DESCRIPTION OF PLAN

     The following description of the Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     Nature's Sunshine Products, Inc. (the Company) adopted the Plan effective October 13, 1986. The Plan is a defined contribution plan which was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Effective December 28, 1994, the Company amended and restated the Plan to comply with the Tax Reform Act of 1986. Effective October 18, 1999, the Company restated the Plan in conjunction with a change of third party administrators.

     During 1999 and 1998, certain corporate officers served as trustees and plan administrator of the Plan's assets. During 1999, the Plan changed its third party administrator from Rocky Mountain Employee Benefits, Inc. to Merrill Lynch.

     ELIGIBILITY

     Employees who have completed six months of service are eligible to participate in the Plan. Each eligible employee is required to make an election in order to actively participate in the Plan.

     CONTRIBUTIONS

     Participants elect both the amount of salary deferral contributions and the allocation of the salary deferral contributions among the various participant-directed investment funds available within the Plan. Salary deferral contributions cannot exceed 10 percent of a participant's gross compensation. Participants are 100 percent vested at all times in their salary deferral contributions and related earnings. The Company remits each participant's salary deferral contribution to the Plan on a biweekly basis. Participants may not make voluntary contributions to the Plan other than through salary deferral contributions.

     The Company may make matching contributions at its discretion which are allocated to participants on a pro rata basis based on the ratio of their compensation for the year to total compensation for all participants. During 1999 and 1998, the Company matched employee contributions at a rate of 100 percent of such contributions up to a maximum of five percent of the employee's gross compensation.

     The Company may also make additional contributions to the Plan at its discretion. The amount contributed annually is determined by the Board of Directors of the Company. No such additional contributions were made to the Plan during 1999.

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998

NOTE A - DESCRIPTION OF PLAN - CONTINUED

     VESTING

     Vesting in Company contributions occurs upon (1) completion of four years of service with the Company, (2) attaining the Plan's normal retirement age of 59-1/2, (3) death, or (4) disability.

     PAYMENT OF BENEFITS

     Benefits are normally paid upon retirement, death, disability, or other termination and may be paid in lump sums, installments over a designated period, or rolled over into an IRA or other retirement plan. Participants may withdraw funds from the Plan while actively employed for hardships subject to specific restrictions set forth in the Plan agreement.

     TERMINATION OF THE PLAN

     The Company may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. If the Plan is suspended or terminated, all participants shall be fully vested in their accounts, including employer contributions and related earnings.

     INVESTMENTS

     Net unrealized appreciation or depreciation caused by fluctuations in the market value of investments is reflected in the Statement of Changes in Net Assets Available for Benefits. Amounts invested earn interest and dividends which in turn are reinvested in the participant's respective funds. Contributions are invested by the trustee as directed by the participants.

     EXPENSES

     The Company paid all administrative expense of the Plan including legal and accounting fees during 1999 and 1998.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Additional Company contributions are allocated to individual participant accounts based on a pro rata basis.

     FORFEITURES

     Forfeited nonvested amounts are used to reduce future employer contributions.

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles as applied to employee benefit plans, and in accordance with the Plan agreement.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

     Purchases and sales of securities are recorded on a trade-date basis. Income from interest and dividends is recorded on the accrual basis. Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

     BENEFITS

     Benefits are recorded when paid.

     ADOPTION OF SOP 99-3

     During 1999, the American Institute of Certified Public Accountants (AICPA) Accounting Standards Executive Committee issued Statement of Position (SOP) 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS, which streamlines the financial statements of defined contribution plans by eliminating certain previously required disclosures. The Plan adopted SOP 99-3 for the 1999 year.

NOTE C - FEDERAL INCOME TAXES

     The Plan is subject to the Employee Retirement Income Security Act of 1974 and certain provisions of the Internal Revenue Code (IRC). The Plan is intended to qualify under Section 401(a) of the IRC and prior to the latest plan restatement the Internal Revenue Service has issued a favorable determination letter ruling dated June 17, 1995, that the Plan was designed in accordance with applicable IRC requirements as of the date of their letter. The latest Plan was restated using a Merrill Lynch prototype plan document. Although a determination letter has not yet been issued, management believes that the Plan is currently designed and operated in accordance with applicable IRC requirements. As a result, the Plan has not provided for federal income taxes.

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998


NOTE D - INVESTMENTS

     The following presents investments that represent five percent or more of the Plan's net assets.

                                                                            1999              1998
                                                                          ---------         ---------
     Nature's Sunshine Products, Inc. common stock, 589,573 and
          185,103 shares, respectively                                    4,716,586         2,822,822

     Nature's Sunshine Products, Inc. common stock, 0 and 396,745
          shares, respectively                                                   --         6,050,390*

     Merrill Lynch Return Preservation Trust Fund, 1,872,617 and
          1,523,630 shares, respectively                                  1,872,617         1,523,630

     Massachusetts Investors Trust Fund, 189,759 and 0 shares,
          respectively                                                    3,975,441                --

     Alliance Premier Growth Fund, 155,122 and 0 shares,
          respectively                                                    5,661,948                --

     Fidelity Investments Magellan Fund, 0 and 35,616 shares,
          respectively                                                           --         4,303,094

     Fidelity Advisor Growth Opportunities Fund, 0 and 64,740
          shares, respectively                                                   --         3,250,590


     *  Nonparticipant-directed

     During 1999, the Plan's investments (including realized and unrealized gains and losses) depreciated in fair value by $2,909,800 as follows:

     Common stock                  $(4,223,402)
     Mutual funds                    1,313,602
                                   -----------
          Net depreciation         $(2,909,800)
                                   ===========


          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998


NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

     The following provides information about the net assets and the significant components of the changes in net assets relating to the Plan's nonparticipant-directed investments. During 1999, all assets in the nonparticipant-directed investment fund (consisting of $6,050,390 of Nature's Sunshine Products, Inc. common stock) were transferred to participant-directed funds.

                                                                  Year ending
                                                                  December 31,
                                                                     1999
                                                                  -----------
     Changes in net assets
            Dividend income                                       $    39,379
                                                                  -----------
                Total additions                                        39,379

            Benefits paid to participants                              40,107
            Net depreciation in fair value of investments           2,810,365
            Transfers to participant-directed investments           3,239,297
                                                                  -----------
                Total deductions                                    6,089,769
                                                                  -----------
                Net deductions                                     (6,050,390)

     Net assets available at beginning of year                      6,050,390
                                                                  -----------
     Net assets available for benefits at end of year             $        --
                                                                  ===========


                            SUPPLEMENTAL INFORMATION

          Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan
                   Employer Identification Number: 87-0327982
                                Plan Number: 003

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1999

  (a)                    (b)                                     (c)                           (e)
         Identity of issue, borrower, lessor,     Description of investment including        Current
                   or similar party                 maturity date, rate of interest,          Value
                                                    collateral, par or maturity value
-------------------------------------------------------------------------------------------------------
   *     Merrill Lynch Return Preservation        Money Market Fund                        $ 1,872,617
         Trust Fund

   *     Nature's Sunshine Products, Inc.         Corporate Stock                            4,716,586
         Common Stock

         Massachusetts Investors Trust Fund       Mutual Fund                                3,975,441

         Dreyfus Premier Balance Fund             Mutual Fund                                  343,460

         Franklin Mutual Beacon Fund              Mutual Fund                                  584,447

         PIMCO Total Return Fund                  Mutual Fund                                  760,527

         Lord Abbett Developing Growth Fund       Mutual Fund                                  593,898

         Van Kampen Emerging Growth Fund          Mutual Fund                                  958,602

         Alliance Premier Growth Fund             Mutual Fund                                5,661,948

         Cash                                     Cash                                              98
                                                                                           -----------
                                                                                           $19,467,624
                                                                                           ===========


* Party-in-interest


                                       11